May 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jan Woo, Legal Branch Chief

Re:	AGM Group Holdings Inc.

Amendment No. 1 to Registration Statement on Form F-3 Filed on March 19, 2020

SEC Correspondence Letter Filed on March 27, 2020

File No. 333-236897

Dear Ms. Woo:

Set forth below is the Registrant’s response to your oral comment as communicated to our counsel on April 3, 2020 with regard to the above-referenced filing. To assist your review, the comment is reproduced in bold form and followed by the response to the comment as follows:

1.	Please revise to include information on your financial statements for the fiscal year ended December 31, 2019.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have filed the annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Annual Report”) on May 15, 2020, and we have revised the registration statement to incorporate by reference the 2019 Annual Report.

2.

We note the recent development disclosed on page 3 with respect to your proposed acquisition of Yushu Kingo City Real Estate Development Co., Ltd. and your response to our previous comment letter with respect to the probability of the acquisition. Please disclose the risks in connection with not completing this transaction.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added a risk factor disclosing the risks involving not completing the acquisition. (pg 4)

Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

AGM Group Holdings Inc.

By:	/s/ Wenjie Tang
Name:	Wenjie Tang
Title:	Chief Executive Officer